Via Facsimile and U.S. Mail
Mail Stop 6010

April 7, 2008

Mr. Kenneth Howling
Senior Vice President and Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: **Biovail Corporation**
Form 20-F for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 001-14956

Dear Mr. Howling:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

10. Intangible Assets, page F-21

Amortization Expense, page F-21

1. Please revise your disclosure to explain the criteria for allocating amortization
    expense between cost of goods sold and amortization expense. To the extent that
    you do not classify amortization expense of your developed product intangibles in
    cost of goods sold, include parenthetical disclosure within the line item cost of
    goods sold on the face of the statements of income indicating to the effect that
    cost of goods sold is exclusive of amortization shown separately below. Please
    refer to SAB Topic 11.B.

20. Income Taxes

2. Provide the disclosure required by Rule 4-08(h) of Regulation S-X, income before
    income tax expense as either domestic or foreign.

26. Segment Information, page F-43

Geographic Information, page F-43

3. Please revise your disclosure to indicate tangible assets in geographic areas.
    Refer to question 22 in the FASB Implementation Guide to FAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant